SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 2)

Zimmer Biomet Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98956P102
(CUSIP Number)

Clive Bode Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98956P102	13D	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,675,855
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,675,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,675,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8%*
14	TYPE OF REPORTING PERSON CO

*	The calculation assumes that there is a total of 199,678,785 shares of Common Stock (as defined herein) outstanding as of June 13, 2016 as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) on June 15, 2016.

CUSIP No. 98956P102	13D	Page 3 of 11 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,675,855
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,675,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,675,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8%*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 199,678,785 shares of Common Stock outstanding as of June 13, 2016 as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on June 15, 2016.

CUSIP No. 98956P102	13D	Page 4 of 11 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,675,855
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,675,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,675,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8%*
14	TYPE OF REPORTING PERSON IN

*	The calculation assumes that there is a total of 199,678,785 shares of Common Stock outstanding as of June 13, 2016 as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on June 15, 2016.

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 30, 2015, as amended and supplemented by Amendment No. 1 filed on February 9, 2016 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below.

“Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar IV Advisors, LLC, a Delaware limited liability company, and (ii) TPG GenPar V Advisors, LLC, a Delaware limited liability company. TPG GenPar IV Advisors, LLC is the general partner of TPG GenPar IV, L.P, a Delaware limited partnership, which is the general partner of TPG Partners IV, L.P., a Delaware limited partnership (“TPG Partners IV”), which directly holds 140,469 shares of Common Stock. TPG GenPar V Advisors, LLC is the general partner of TPG GenPar V, L.P., a Delaware limited partnership (“TPG GenPar V”), which is the (i) general partner of each of (a) TPG Partners V, L.P., a Delaware limited partnership (“TPG Partners V”), which directly holds 2,851,585 shares of Common Stock, (b) TPG FOF V-A, L.P., a Delaware limited partnership (“TPG FOF A”), which directly holds 7,460 shares of Common Stock, and (c) TPG FOF V-B L.P. a Delaware limited partnership (“TPG FOF B”), which directly holds 6,017 shares of Common Stock, and (ii) managing member of each of (a) TPG LVB Co-Invest LLC, a Delaware limited liability company (“TPG Co-Invest I”), which directly holds 662,576 shares of Common Stock, and (b) TPG LVB Co-Invest II LLC, a Delaware limited liability company (“TPG Co-Invest II” and, together with TPG Partners IV, TPG Partners V, TPG FOF A, TPG FOF B and TPG Co-Invest I, the “TPG Funds”), which directly holds 7,748 shares of Common Stock. The TPG Funds in the aggregate hold 3,675,855 shares of Common Stock (the “Shares”). Because of the relationship of Group Advisors to the TPG Funds, Group Advisors may be deemed to beneficially own the Shares.”

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following before the second paragraph thereof:

“On June 13, 2016, the Issuer and certain selling stockholders (including the TPG Funds) entered into an underwriting agreement (the “June 2016 Underwriting Agreement”) with Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as underwriters (the “June 2016 Underwriters”), pursuant to which, among other things, the TPG Funds agreed to sell, and the June 2016 Underwriters agreed to purchase, 3,675,855 shares of Common Stock at a price of $115.31 per share of Common Stock (the “June 2016 Offering”).

The June 2016 Offering closed on June 16, 2016.

References to and the description of the June 2016 Underwriting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the June 2016 Underwriting Agreement, which has been filed as Exhibit 7 and is incorporated herein by this reference.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below.

“The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

Page 5 of 11 Pages

(a)–(b) The following disclosure assumes that there is a total of 199,678,785 shares of Common Stock outstanding as of June 13, 2016 as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on June 15, 2016.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 3,675,855 shares of Common Stock, which constitutes approximately 1.8% of the total number of outstanding shares of Common Stock.

In addition, by virtue of the rights and obligations under the Zimmer Stockholders Agreement and Coordination Agreement, the Other Sponsor Funds, certain of their affiliates and the Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. This filing shall not be deemed an admission that the Reporting Persons and the Other Sponsor Funds constitute a “group” for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim membership in any such group. The Other Sponsor Funds and certain of their affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

Collectively, the TPG Funds and the Other Sponsor Funds may be deemed to beneficially own a total of 7,440,675 shares of Common Stock held in the aggregate by the Sponsors (based on information in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on June 15, 2016), or 3.7% of the total number of outstanding shares of Common Stock (based on a total of 199,678,785 shares of Common Stock outstanding as of June 9, 2016 as reported in the Issuer’s prospectus filed with the Commission pursuant to Rule 424(b) on June 15, 2016). Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by each of the Other Sponsor Funds.

(c) Except as set forth elsewhere in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the total number of outstanding shares of Common Stock upon the closing of the June 2016 Offering on June 16, 2016.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment supplements Item 6 of the Original Schedule 13D by adding the following paragraphs:

“As a result of the June 2016 Offering, the TPG Funds and Other Sponsor Funds will cease to collectively own at least 30% of the Shares acquired by LVB Acquisition Holding in the Merger. As a result, among other things, the stockholders party to the Stockholders Agreement no longer have the right to designate any members of the Issuer’s board of directors (the “board”).

Under the Zimmer Stockholders Agreement, the TPG Funds and Other Sponsor Funds would be obligated to cause their designated directors, currently Michael W. Michelson and Jeffrey K. Rhodes, to immediately resign, unless otherwise consented to by a majority of the other members of the board. In order to allow the board the opportunity to further discuss the future composition of the board, the Issuer has temporarily waived this obligation until the earlier of (i) the second business day following completion of the first regularly scheduled meeting of the board in July 2016 and (ii) such other date as may be specified by the Company (the “June 2016 Waiver”).”

This Amendment amends and restates the thirteenth and fourteenth paragraphs of Item 6 of the Original Schedule 13D in their entirety as set forth below.

Page 6 of 11 Pages

“June 2016 Lock-Up Agreement

In connection with the June 2016 Offering, the TPG Funds, certain other stockholders of the Issuer and certain directors of the Issuer affiliated with the TPG Funds and the Other Sponsor Funds agreed with the underwriter of the offering, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period ending on the date that is 60 days following June 13, 2016, except with the prior written consent of the June 2016 Underwriters (the “June 2016 Lock-Up Agreement”). The June 2016 Underwriters may in their sole discretion and at any time without notice release some or all of the shares subject to the June 2016 Lock-Up Agreement prior to the expiration of the lock-up period.

References to and descriptions of the Merger Agreement, Zimmer Stockholders Agreement, Coordination Agreement, Lock-Up Agreement, June 2016 Lock-Up Agreement and the June 2016 Waiver set forth above do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Zimmer Stockholders Agreement, Coordination Agreement, Lock-Up Agreement and June 2016 Lock-Up Agreement, which have been filed as Exhibits 2, 3, 4, 5, 6, 8 and 9 are incorporated by reference herein.

Except for the Merger Agreement, Zimmer Stockholders Agreement, Coordination Agreement, Lock-Up Agreement, June 2016 Underwriting Agreement, June 2016 Lock-Up Agreement and the June 2016 Waiver, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.”

Page 7 of 11 Pages

Item 7. Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.	“Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Securities and Exchange Commission (the “Commission”) as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 30, 2014).
3.	Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated by reference to Exhibit 4.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 30, 2014).
4.	Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated by reference to Exhibit 2.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 1, 2015).
5.	Coordination Agreement, dated as of June 24, 2015, by and among certain membership unit holders of LVB Acquisition Holding, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D filed by LVB Acquisition Holding, LLC with the Commission on April 1, 2015).
6.	Form of Lock-Up Agreement of the TPG Funds, dated as of February 4, 2016 (incorporated by reference to Exhibit 6 to the Schedule 13D filed by the Reporting Persons with the Commission on February 9, 2016).
7.	Underwriting Agreement, dated June 13, 2016, by and among Zimmer Biomet Holdings, Inc., the selling stockholders named in Schedule II thereto and Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as underwriters (incorporated by reference to Exhibit 1.1 to Zimmer Biomet Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on June 16, 2016).
8.	Form of Lock-Up Agreement of the TPG Funds, dated June 13, 2016 (incorporated by reference to Exhibit A to Exhibit 1.1 to Zimmer Biomet Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on June 16, 2016).
9.	Waiver letter, dated June 16, 2016, among Zimmer Biomet Holdings, Inc. and each of the stockholders of Zimmer Biomet Holdings, Inc. party thereto (incorporated by reference to Exhibit 99.3 to Zimmer Biomet Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on June 16, 2016).”
Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2016

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Clive Bode
Name: Clive Bode Title: Vice President

David Bonderman

By: /s/ Clive Bode
Name: Clive Bode on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode
Name: Clive Bode on behalf of James G. Coulter (2)

(1)	Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).
(2)	Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).
Page 9 of 11 Pages

This Amendment amends and restates Schedule I of the Original Schedule 13D in its entirety as set forth below.

“Schedule I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Clive Bode	Vice President, Secretary, Assistant Treasurer and Director
Ken Murphy	Vice President, Treasurer and Director
Joann Harris	Chief Compliance Officer and Assistant Secretary
Steven A. Willmann	Assistant Treasurer
Martin Davidson	Chief Accounting Officer”

Page 10 of 11 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Agreement and Plan of Merger, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., Owl Merger Sub, Inc. and LVB Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 30, 2014).
3.	Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated by reference to Exhibit 4.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 30, 2014).
4.	Amendment No. 1, dated as of March 30, 2015, to Stockholders Agreement, dated as of April 24, 2014, by and among Zimmer Holdings, Inc., LVB Acquisition Holding, LLC, and other signatories thereto (incorporated by reference to Exhibit 2.1 to Zimmer Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on April 1, 2015).
5.	Coordination Agreement, dated as of June 24, 2015, by and among certain membership unit holders of LVB Acquisition Holding, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D filed by LVB Acquisition Holding, LLC with the Commission on April 1, 2015).
6.	Form of Lock-up Agreement of the TPG Funds, dated as of February 4, 2016 (incorporated by reference to Exhibit 6 to the Schedule 13D filed by the Reporting Persons with the Commission on February 9, 2016).
7.	Underwriting Agreement, dated June 13, 2016, by and among Zimmer Biomet Holdings, Inc., the selling stockholders named in Schedule II thereto and Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as underwriters (incorporated by reference to Exhibit 1.1 to Zimmer Biomet Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on June 16, 2016).
8.	Form of Lock-Up Agreement of the TPG Funds, dated June 13, 2016 (incorporated by reference to Exhibit A to Exhibit 1.1 to Zimmer Biomet Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on June 16, 2016).
9.	Waiver letter, dated June 16, 2016, among Zimmer Biomet Holdings, Inc. and each of the stockholders of Zimmer Biomet Holdings, Inc. party thereto (incorporated by reference to Exhibit 99.3 to Zimmer Biomet Holdings, Inc.’s Current Report on Form 8-K filed with the Commission on June 16, 2016).

Page 11 of 11 Pages